March 3, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.:      John Reynolds, Esq.
Assistant Director

Re:	India Globalization Capital, Inc.
Registration Statement on Form S-3
Filed January 29, 2015
File No. 333-201753

Ladies and Gentlemen:

On behalf of India Globalization Capital, Inc., a Maryland corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-201753 (the “Amendment”), for the registration of shares of the Company’s common stock under a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter dated February 20, 2015.

Courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention:  Hillary Daniels, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the Commission’s comments precede each of the Company’s responses.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment.

March 3, 2015

General

1.
We note your disclosure that you plan to expand into the legal cannabis industry.  We also note your plans for Midtown Partners & Co, LLC, in this regard, as described in Exhibit 99.1 to your Form 8-K filed December 23, 2014, including your belief it will be the “first broker dealer to focus its equity research, capital markets and investment banking on the emerging legal cannabis industry.”  Please revise your registration statement to clearly describe your business plans in the legal cannabis industry and the risks to the company from engaging in this business, including possible law enforcement consequences under federal and state laws.

RESPONSE:  As requested by the staff, the Company has added the following disclosure to page 3:

“Exposure to Legal Cannabis Industry

In addition to our existing interests in indoor vertical farming technology that has the potential to being applied to growing cannabis, our recent acquisition of Midtown Partners, an investment bank and securities brokerage firm that plans to be involved in furnishing investment advice with respect to public companies that engage generally in the business of producing or selling marijuana or offering related products, extends our exposure to the legal cannabis industry.  Midtown Partners plans, among other things, to hold broker-dealer conferences inviting companies that are in the hemp and marijuana industry.  These companies are primarily in businesses that are incidental to the cultivation and sale of marijuana.  Pharmaceutical companies, nutraceutical companies, producers of hemp products, HVAC environmental control systems, software for tracking companies and firms that produce lights are all examples of legal businesses that would be invited to the conferences.  These are also companies on which Midtown Partners’ analysts would write research reports and produce industry pieces.  As part of Midtown Partners’ broad financial services business, we expect to position Midtown Partners as the first broker-dealer to focus its consumer segment on equity research, capital markets and investment banking in the emerging legal cannabis industry.

In the face of our business plan and many other companies’ plans, marijuana remains illegal under the federal Controlled Substances Act.  It is a schedule-I controlled substance.  Even in those jurisdictions in which the production and use of medical marijuana has been legalized at the state level, its prescription is a violation of federal law.  The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes.  Therefore, federal law criminalizing the production and use of marijuana trumps state laws that legalize its production and use for medicinal purposes and, in some cases, recreational purposes.  At present, multiple states are continuing to advance their own interests against the federal government by maintaining existing marijuana laws and many other states are reviewing possible legislation in this area.  This may be partly because the current presidential administration has made a policy decision to allow states to implement these laws and not prosecute anyone operating in accordance with applicable state law.

March 3, 2015

Because we and Midtown Partners do not market, sell, dispense, cultivate or produce marijuana or marijuana-related products, we do not believe that we or Midtown Partners will be deemed to be facilitating the sale or distribution of marijuana in violation of the federal Controlled Substances Act or similar state statutes.

Further, because Midtown Partners plans to provide general investment advice that is not intended or designed to facilitate the manufacture or production of cannabis, but instead to provide information concerning the companies that are involved in that industry, we believe that any claim that we or Midtown Partners are aiding or abetting, or being an accessory to, a violation of the Controlled Substances Act or similar state statutes, is unsupportable.”

Further, the Company has inserted two additional risk factors on page 5 addressing specific risks in connection with its business plan dependent on the legal cannabis industry.

Risks Related to Our Business and Expansion Strategy, page 4

2.
We note your disclosure on page 5 related to the state and federal laws governing the use and possession of cannabis.  Please revise to clearly specify the risks to the company regarding violations of the federal Controlled Substances Act and any other applicable state laws as they pertain to your business plans.

RESPONSE: In reply to the staff’s comment, we note our response above in which the Company believes that its peripheral cannabis business activities do not and will not violate the federal Controlled Substances Act, nor rise to the level of aiding or abetting any such violation.  Notwithstanding, we have added a sentence at the end of the risk factor "Important parts of our indoor vertical farming..." on page 5 specifying the possibility of civil and criminal penalties.

Incorporation of Certain Documents by Reference, page 16

3.	Please incorporate by reference all the Forms 8-K that you filed since the end of your fiscal year to the date you initially filed this registration statement. Refer to Item 12(a)(2) of Form S-3.

RESPONSE:  As required by Item 12(a)(2) of Form S-3, page 16 of the Amendment has been revised to incorporate by reference all Form 8-Ks filed by the Company since the end of its last fiscal year to the date it initially filed the Registration Statement.

Exhibit 5.1, Opinion of Olshan Frome Wolosky LLP

4.
We note your statement in the Olshan Frome Wolosky LLP legality opinion that “[w]e express no opinion herein as to the laws of any state or jurisdiction other than the state laws of the State of New York and the federal laws of the United States of America.”  However, the registrant is incorporated in Maryland.  Please have counsel revise the legality opinion to state that the opinion is based on the laws of the State of Maryland.  Please refer to Section II.B.3.b of Staff Legal Bulletin No.19.

March 3, 2015

RESPONSE:  As referenced in Section II.B.3.b of SEC Staff Legal Bulletin No. 19, the legality opinion for this offering has been revised to eliminate the jurisdictional qualification in its entirety, and is being re-filed as Exhibit 5.1 with this Amendment.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the staff of the Commission has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact Ram Mukunda, the Company’s Chief Executive Officer, at (301) 983-0998, or me at (212) 451-2234.

cc	Mr. Ram Mukunda

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman